Exhibit 99.1

Global Telecom wins 3G spectrum auction in Pakistan

Cairo/London, April 24, 2014: Global Telecom Holding S.A.E (“Global Telecom”) announces that Mobilink, its wholly owned Pakistani subsidiary, is officially one of the winners of the 3G spectrum auction, conducted by the Pakistan Telecommunication Authority (“PTA”) at a formal ceremony held on April 23, 2014. Under the terms of the auction, Mobilink won 2x10 MHz spectrum at 2100 MHz band. Total price for the spectrum is USD 300.9 million. The license shall be valid for 15 years.

Ahmed Abou Doma, Global Telecom’s CEO commented: “The awarding of the 3G spectrum license paves the way to launch 3G services in Pakistan during 2014 and solidifies both our commitments to the Pakistani market as well as our commitment to maintain Mobilink’s market leadership position. Global Telecom is proud to be a part of this milestone, which will enable Mobilink’s customers to experience unique and innovative services that rely on high speed data connectivity”.

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About Global Telecom Holding:

Global Telecom (“GTH”) is a leading international telecommunications company operating mobile networks in high growth markets in the Middle East, Africa and Asia, having a total population under license of approximately 459 million with an average mobile telephony penetration of approximately 57% as of December 31, 2013. Global Telecom operates mobile networks in Algeria (“Djezzy”), Pakistan (“Mobilink”) and Bangladesh (“banglalink”) and has an indirect equity shareholding in Globalive Wireless Canada (“WIND Mobile”). In addition it has an indirect equity ownership in Telecel Zimbabwe (Zimbabwe) and, through its subsidiary Telecel Globe, GTH also operates in Burundi and the Central African Republic. Global Telecom reached 89 million customers as of December 31, 2013.

Global Telecom is traded on the Egyptian Exchange under the symbol “GTHE.CA”, and on the London Stock Exchange its GDSs are traded under the symbol “GLTD:LI”.

Investor Relations Contacts:

Mamdouh Abdel Wahab

Head of Investor Relations

Email: IR@gtelecom.com

Tel: +202 2461 5120

Fax: +202 2461 5055

Website: www.gtelecom.com